Exhibit 99.1

Canadian Pacific Kansas City places order for 3.6MW of Ballard fuel cells for expansion of Hydrogen Locomotive Program

VANCOUVER, BC, July 27, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced today it received an order for additional fuel cell engines from Canadian Pacific Kansas City ("CPKC"; TSX: CP; NYSE: CP). These eighteen, 200 kW fuel cell engines are planned for delivery in 2023 and will support the expansion of CPKC's Hydrogen Locomotive Program.

Over the past two years, Ballard has supplied CPKC with 20 fuel cell engines for use in three different types of locomotives, with combined fuel cell power of 4MW. These locomotives have been undergoing field testing in 2022 and early 2023 with successful tests, proving the capabilities of Ballard's hydrogen fuel cell technology in locomotive applications. Further development on range across temperature variations, heavy hauling, fine tuning auxiliary load to avoid waste, increased number of hours on current and additional units will support continued technological evolution. The success of these trials, combined with the need to achieve CPKC's emissions goals, has resulted in the significant expansion of the original hydrogen locomotive program.

"Our hydrogen locomotive program has the potential to significantly reduce greenhouse gas emissions from locomotive operations, supporting the transition to a lower-carbon future in the freight rail sector," said Dr. Kyle Mulligan, AVP Operations Technology. "We are excited to expand development of these pioneering zero-emission locomotives with collaborators like Ballard."

"We are thrilled to support our partner, CPKC, as they expand their development of fuel cell-powered locomotives to decarbonize critical transportation routes," said Seungsoo Jung, Ballard's Vice President of Rail & Emerging Markets. "Our teams have been working hand-in-hand to ensure success of this program and we are excited for the future with CPKC to help scale their growing hydrogen fleet."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 27-JUL-23